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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE TO/A
                                (Amendment No. 2)
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          ALARIS MEDICAL SYSTEMS, INC.
                        (Name of Subject Company--Issuer)
                               BLUE MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    011637105
                      (CUSIP Number of Class of Securities)

                                Paul S. Williams
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: None. Filing Party: Not applicable. Form or Registration No.: Not applicable. Date Filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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          This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "Commission") on May 28, 2004 by Cardinal Health, Inc., an Ohio corporation ("Cardinal Health"), and Blue Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health ("Subcorp"), as amended by Amendment No. 1 filed with the Commission on June 1, 2004, relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ALARIS Medical Systems, Inc., a Delaware corporation ("ALARIS"), for $22.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Section 11(b) - "THE MERGER AGREEMENT" is hereby amended and supplemented by the following:

          AMENDMENT NO. 1 TO THE MERGER AGREEMENT. On June 14, 2004, Cardinal Health, Subcorp and ALARIS entered into Amendment No. 1 ("Amendment No. 1") to the Merger Agreement to reflect the intent of the parties at the time of the Merger Agreement by correcting three errors in the Merger Agreement, each such correction to reflect the initial intentions and understandings of the parties thereto with respect to such provisions.

         The following is a summary of Amendment No. 1:

o The third sentence of Section 8.2 of the Merger Agreement (relating to the effect of termination of the Merger Agreement), was amended and restated to provide as follows:

     If the Merger Agreement is terminated pursuant to clauses (c), (d) or (e) described under "--Termination" in the summary of the Merger Agreement contained in Section 11 of the Offer to Purchase, and (x) at any time prior to such termination, neither (1) a proposal by a person other than Cardinal Health or its affiliates regarding a Business Combination shall have been made on a bona fide basis to ALARIS or any of ALARIS' directors, officers, employees, agents, significant stockholders or representatives or that shall have been publicly disclosed nor (2) a person other than Cardinal Health or its affiliates has indicated publicly or to ALARIS or any of ALARIS' directors, officers, employees, agents, significant stockholders or representatives a bona fide interest in making or pursuing such a proposal regarding a Business Combination, and (y) within nine months after the date of any such termination ALARIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination and the transaction so provided for in such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement is consummated within 12 months after the date of any such termination, then (z) ALARIS will, upon consummation of such Business Combination, pay to Cardinal Health in cash by wire

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     transfer in immediately available funds to an account designated by
     Cardinal Health a termination fee in an amount equal to $52,500,000.

o    Amendment No. 1 also corrected two typographical errors.

This summary is qualified in its entirety by reference to Amendment No. 1, which has been filed as Exhibit (d)(3) to this Amendment to the Schedule TO and is incorporated in this Amendment to the Schedule TO by reference.


ITEM 11.  ADDITIONAL INFORMATION

(a) The subsection under the heading "CERTAIN LITIGATION" in Section 15 - "Legal Matters; Required Regulatory Approvals" is hereby amended and supplemented by the following:

          On June 14, 2004, the plaintiffs in GEHRER V. ALARIS MEDICAL SYSTEMS, INC., ET AL., ALARIS, the members of the ALARIS Board, Cardinal Health and Mr. Picower (and certain affiliates) entered into a memorandum of understanding (the "MOU") setting forth their agreement in principle to a settlement of the Gehrer action, subject to a number of conditions including the completion of the Offer and the consummation of the Merger, completion of certain confirmatory discovery by plaintiff's counsel, preparation of definitive settlement documents and Court approval of the settlement. In the MOU, defendants and the other persons to be released in the proposed settlement deny that they have violated any law or breached any duty owed to ALARIS stockholders but agreed to provide the additional disclosures provided in Item 4(c) of the Amendment No. 4 to the
Schedule 14D-9 in settlement of plaintiff's claims. The MOU provides that the parties will use their best efforts to agree upon formal settlement documents that will expressly provide, inter alia, (i) for certification by the Superior Court of the State of California for the County of San Diego of a settlement class of ALARIS stockholders from May 18, 2004 through the date of the consummation of the Merger (the "Class"), (ii) for dismissal of the action with prejudice and a complete release by the Class of all known and unknown claims relating to the Offer, the Merger, the Merger Agreement, the Support Agreement, the Transaction (as defined in the MOU) or the related disclosure materials, and
(iii) payment of plaintiff's attorneys' fees and expenses in the aggregate amount of $750,000 (with this payment not coming out of moneys that otherwise would have been paid to ALARIS' shareholders). The foregoing summary of the MOU is qualified in its entirety by reference to the MOU, a copy of which is filed as Exhibit (d)(4) hereto and is incorporated herein by reference.

(b) The subsection under the heading "ANTITRUST" in Section 15 - "Legal Matters; Required Regulatory Approvals" is hereby amended and supplemented by the following:

          On June 8, 2004, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer requiring the expiration or termination of the waiting period under the HSR Act has been satisfied.

          In addition to filings under the HSR Act, a premerger filing pursuant to Germany's Act against Restrictions of Competition ("ARC") was made on May 28,

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2004. The applicable waiting period will expire on June 28, 2004, unless earlier terminated or extended by the German antitrust authorities.


ITEM 12.  EXHIBITS

Item 12 is hereby amended and supplemented to add the following exhibit:

(d)(3) Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 14, 2004, by and among Cardinal Health, Subcorp and ALARIS.

(d)(4) Memorandum of Understanding, dated June 14, 2004, relating to the proposed settlement of GEHRER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, V. ALARIS MEDICAL SYSTEMS, INC., ET.AL.
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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  June 14, 2004

                                   BLUE MERGER CORP.



                                   By:          /s/ PAUL S. WILLIAMS
                                        ----------------------------------------
                                        NAME:   PAUL S. WILLIAMS
                                        TITLE:  EXECUTIVE VICE PRESIDENT, CHIEF
                                                LEGAL OFFICER AND SECRETARY


                                   CARDINAL HEALTH, INC.


                                   By:          /s/ PAUL S. WILLIAMS
                                        ----------------------------------------
                                        NAME:   PAUL S. WILLIAMS
                                        TITLE:  EXECUTIVE VICE PRESIDENT, CHIEF
                                                LEGAL OFFICER AND SECRETARY




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                                  EXHIBIT INDEX

(d)(3) Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 14, 2004, by and among Cardinal Health, Subcorp and ALARIS.

(d)(4) Memorandum of Understanding, dated June 14, 2004, relating to the proposed settlement of GEHRER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, V. ALARIS MEDICAL SYSTEMS, INC., ET.AL.